CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019 and 2018

(Expressed in Canadian Dollars)

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of

New Pacific Metals Corp.

Opinion

We have audited the consolidated financial statements of New Pacific Metals Corp. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2019 and 2018, and the consolidated statements of loss, comprehensive loss, change in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

● Management’s Discussion and Analysis

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

● Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

● Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

● Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

● Obtain sufficient appropriate audit evidence regarding the financial information of th e entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction , supervision an d perfor mance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statem ent that we h ave complied with relevant ethical requirements regarding independence, and to communicate with them all relatio nships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Beverley Pao.

Chartered Professional Accountants

Vancouver, British Columbia

September 10, 2019

New Pacific Metals Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	June 30, 2019	June 30, 2018
ASSETS
Current Assets
Cash and cash equivalents	4	$27,849,961	$14,604,113
Bonds	5	10,942,898	18,114,026
Accounts receivables		259,600	181,884
Deposits and prepayments		142,370	72,540
		39,194,829	32,972,563
Non‐current Assets
Reclamation deposits		15,075	15,075
Other tax receivable	6	1,800,713	727,585
Equity investments	7	5,110,893	5,758,627
Plant and equipment	8	1,310,803	345,586
Mineral property interests	9	76,816,082	64,862,764
TOTAL ASSETS		$124,248,395	$104,682,200

LIABILITIES AND EQUITY
Current Liabilities
Trade and other payables	10	$1,621,403	$1,827,350
Payable for mineral property acquisition	9	394,680	‐
Due to a related party	11	89,189	24,417
		2,105,272	1,851,767
Non‐current liabilities
Payable for mineral property acquisition	9	263,120	‐
Total Liabilities		2,368,392	1,851,767

Equity
Share capital		150,005,738	124,164,312
Share‐based payment reserve		19,978,062	23,440,856
Accumulated other comprehensive income		3,264,901	3,987,952
Deficit		(51,331,013)	(48,910,109)
Total equity attributable to the equity holders of the Company		121,917,688	102,683,011

Non‐controlling interests	13	(37,685)	147,422
Total Equity		121,880,003	102,830,433

TOTAL LIABILITIES AND EQUITY		$124,248,395	$104,682,200

Approved on behalf of the Board:

(Signed) David Kong

Director

(Signed) Rui Feng

Director

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Loss

(Expressed in Canadian dollars)

		Years ended June 30,
	Notes	2019	2018

Income (loss) from investments
Gain (loss) on equity investments	7	$(77,173)	$(1,081,767)
Fair value change and interest earned on bonds	5	1,514,769	(472,432)
Dividend income		53,902	197
Interest income		40,893	14,243
		1,532,391	(1,539,759)
Operating expenses
Consulting		38,935	33,899
Depreciation		11,999	17,982
Filing and listing		124,904	301,950
Investor relations		772,245	472,149
Professional fees		178,200	154,812
Salaries and benefits		930,962	907,030
Office and administration		287,964	334,329
Share‐based compensation	12(b)	922,498	881,561
Loss before other income and expenses		(1,735,316)	(4,643,471)

Other income (expense)
Impairment of mineral property interests	9	(779,823)	‐
Foreign exchange gain (loss)		(64,491)	470,966
Other income		6,875	50,320
		(837,439)	521,286

Net loss		$(2,572,755)	$(4,122,185)

Attributable to:
Equity holders of the Company		$(2,420,904)	$(4,106,450)
Non‐controlling interests	13	(151,851)	(15,735)
		$(2,572,755)	$(4,122,185)

Loss per share attributable to the equity holders of the Company
Basic and diluted loss per share		$(0.02)	$(0.03)
Weighted average number of common shares ‐ basic and diluted		133,795,963	122,101,284

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Years ended June 30,
	Notes	2019	2018

Net loss		$(2,572,755)	$(4,122,185)
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(756,307)	2,885,902
Other comprehensive income (loss), net of taxes		$(756,307)	$2,885,902

Attributable to:
Equity holders of the Company		$(723,051)	$2,853,168
Non‐controlling interests	13	(33,256)	32,734
		$(756,307)	$2,885,902
Total comprehensive loss, net of taxes		$(3,329,062)	$(1,236,283)

Attributable to:
Equity holders of the Company		$(3,143,955)	$(1,253,282)
Non‐controlling interests		(185,107)	16,999
		$(3,329,062)	$(1,236,283)

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Years ended June 30,
	Notes	2019	2018

Operating activities
Net loss		$(2,572,755)	$(4,122,185)
Add (deduct) items not affecting cash:
Loss on equity investments	7	77,173	1,081,767
Fair value change and interest earned on bonds	5	(1,514,769)	472,432
Interest income		(40,893)	(14,243)
Depreciation		11,999	17,982
Impairment of mineral property interest	9	779,823	‐
Share‐based compensation	12(b)	922,498	881,561
Unrealized foreign exchange loss (gain)		64,491	(470,966)
Interest received		40,893	14,243
Changes in non‐cash operating working capital	18	(287,152)	1,313,755
Net cash used in operating activities		(2,518,692)	(825,654)

Investing activities
Mineral property interest
Capital expenditures		(10,681,816)	(6,553,301)
Acquisition of mineral concession	9	(657,800)	‐
Plant and equipment
Additions		(1,061,414)	(302,548)
Bonds
Acquisition	5	‐	(9,895,490)
Proceeds on disposals	5	7,700,006	3,268,298
Coupon payments	5	853,076	726,721
Equity investments
Proceeds on disposals	7	570,561	‐
Payment for Alcira acquisition		‐	(45,858,200)
Changes in other tax receivable		(1,089,956)	(702,546)
Net cash used in investing activities		(4,367,343)	(59,317,066)

Financing activities
Proceeds from issuance of common shares		20,140,534	71,609,470
Net cash provided by financing activities		20,140,534	71,609,470

Effect of exchange rate changes on cash and cash equivalents		(8,651)	(672,997)

Increase in cash and cash equivalents		13,245,848	10,793,753

Cash and cash equivalents, beginning of the year		14,604,113	3,810,360

Cash and cash equivalents, end of the year		$27,849,961	$14,604,113
Supplementary cash flow information	18

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Change in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital						Total equity

		Number of		Share‐based	Accumulated other			attributable to the	Non‐
		common		payment	comprehensive			equity holders of	controlling
	Notes	shares issued	Amount	reserve	income		Deficit	the Company	interests	Total equity
Balance, July 1, 2017		67,063,229	$57,268,757	$17,845,380	1,134,788		$(44,803,659)	$31,445,266	$130,423	$31,575,689
Options exercised		1,515,000	1,424,520	(499,371)	‐		‐	925,149	‐	925,149
Share‐based compensation		‐	‐	881,561	‐		‐	881,561	‐	881,561
Common shares issued through private placement		63,771,250	65,471,035	5,213,286	‐		‐	70,684,321	‐	70,684,321
Net loss		‐	‐	‐	‐		(4,106,450)	(4,106,450)	(15,735)	(4,122,185)
Currency translation adjustment		‐	‐	‐	2,853,164		‐	2,853,164	32,734	2,885,898
Balance, June 30, 2018		132,349,479	$124,164,312	$23,440,856	$3,987,952		$(48,910,109)	$102,683,011	$147,422	$102,830,433
Options exercised	12(b)	333,333	282,827	(92,293)	‐		‐	190,534	‐	190,534
Warrants exercised	12(e)	9,500,000	25,163,286	(5,213,286)	‐		‐	19,950,000	‐	19,950,000
Share‐based compensation	12(b)	‐	‐	922,498	‐		‐	922,498	‐	922,498
Common shares issued to acquire mineral property interest	12(d)	250,000	395,313	920,287	‐		‐	1,315,600	‐	1,315,600
Net loss		‐	‐	‐	‐		(2,420,904)	(2,420,904)	(151,851)	(2,572,755)
Currency translation adjustment		‐	‐	‐	(723,051)		‐	(723,051)	(33,256)	(756,307)
Balance, June 30, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia, Canada and China. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX‐V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these consolidated financial statements are based on IFRS in effect as of June 30, 2019.

These consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements of the Company as at and for the year ended June 30, 2019 were authorized for issue in accordance with a resolution of the Board of Directors (the “Board”) dated on September 9, 2019.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non‐wholly‐owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non‐controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non‐controlling interests is calculated based on the ownership of the non‐controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Page | 6

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	June 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2019	2018	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	N/A
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Tagish Lake Gold Corp.	Mining company	Canada	100%	100%	TLG
(i) British Virgin Islands ("BVI")

(c) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Bolivian subsidiaries is the US dollar (“USD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non‐monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in CAD. The financial position and results of the Company’s entities are translated from functional currencies to CAD as follows:

- assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

- income and expenses are translated using average exchange rates prevailing during the period; and

- all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter‐company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statement of income as part of the gain or loss on sale.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash, and short‐term money market instruments that are readily convertible to cash with original terms of three months or less.

(e) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and

Page | 7

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

applicable impairment losses. Depreciation is computed using the straight‐line method based on the nature and estimated useful lives as follows:

Buildings	20 Years
Machinery	5 Years
Motor vehicles	5 Years
Office equipment and furniture	5 Years
Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for plant and equipment and any changes are applied prospectively.

Assets under construction are capitalized as construction‐in‐progress. The cost of construction‐in‐ progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction‐in‐progress assets are not depreciated until it is completed and available for use.

(f) Mineral Property Interests

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Costs incurred in the development stage prior to commercial production are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

(g) Impairment of Long‐lived Assets

Long‐lived assets, including mineral property interests, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash‐generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties and processing facilities, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

Page | 8

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area is neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(h) Share‐based Payments

The Company recognizes share‐based compensation expense for all stock options awarded to employees, officers, and directors based on the fair values of the stock options at the date of grant. The fair values of the stock options at the date of grant are expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of stock options granted to employees, officers, and directors is determined using the Black‐Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless fair value cannot be estimated reliably, in which case, fair value is determined using the Black‐Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Share‐based compensation expense related to exploration is capitalized in mineral properties interests.

Upon the exercise of the stock option, consideration received and the related amount transferred from reserves are recorded as share capital.

(i) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

- where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Page | 9

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Earnings (loss) per Share

Earnings (loss) per share is computed by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined when the exercise price is less than the average market price of the Company’s common shares; the stock options are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

(k) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I. Non‐equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i. The objective of the business model is to hold the financial asset for the collection of the cash flows; and

ii. All contractual cash flows represent only principal and interest on that principal.

Page | 10

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

New Pacific Metals Corp.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, except for share figures)

All other instruments are mandatorily measured at fair value.

II. Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

- Financial assets classified as FVTPL: cash and cash equivalents, bonds and equity investments;

- Financial assets classified as amortized cost: receivables; and

- Financial liabilities classified as amortized cost: trade and other payables, provisions and due to related parties.

Bonds:

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs. Bonds are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement.

Equity investments:

Equity investments represent equity interests of other publicly‐trading or privately‐held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black‐Scholes pricing model as at the acquisition date as well as at each period end.

Page | 11

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

- The rights to receive cash flows from the asset have expired; or

- The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass‐ through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(l) Significant Judgments and Estimation Uncertainties

Many amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

- Determination of functional currency.

Page | 12

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

- The assessments of impairment indicators.

- Determination of CGUs.

- Accounting assessment and classification for equity investments and bonds.

- Determination of asset acquisition or business combination.

Areas of significant estimates include:

- Estimates of the quantities of proven and probable mineral reserves and the portion of resources considered to be probable of economic extraction.

- The estimated fair values of CGUs for impairment tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, discount rates, probabilities of expected cash flows from disposal and salvage value of plant and equipment.

- Valuation input and forfeiture rates used in calculation of share‐based compensation.

- Valuation of securities that do not have a quoted market price.

The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43‐101.

(m) Accounting Standards Issued But Not Yet Effective

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace IAS 17 – Leases and IFIRC 4 – Determining whether an arrangement contains a lease. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non‐lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on‐balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short‐term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has reviewed its existing contracts and determined that the application of IFRS 16 will have no material impact on its financial statements.

3. ALCIRA ACQUISITION

On July 20, 2017, the Company, through its wholly‐owned subsidiary New Pacific Investment Corp. Limited, completed its previously announced acquisition of 100% interest in Empresa Minera Alcira S.A. (“Alcira”), a private Bolivian company from its three shareholders (the “Vendors”) pursuant to the terms of a share purchase agreement (the “Agreement”) dated March 28, 2017. Alcira owns seven silver‐ polymetallic mineral properties or ATEs (Temporary Special Authorization) in Bolivia. The most significant property is the Silver Sand property, located in the Potosi Department, which has been subjected to some small‐scale, historic mining and was drilled from 2012 to 2015 by Alcira. The other six are early‐stage exploration projects, which have either been subjected to limited small‐scale mining or historical drilling.

The Company acquired Alcira for total cash consideration of $57,070,675 (US$45,000,000). As of June 30, 2018, total payments of $50,724,575 (US$40,000,000) were paid to the Vendors. Pursuant to the Agreement, the remaining balance of $6,240,000 (US$5,000,000) is to be paid to the Vendors once Alcira has received certain specified permits and licenses from the Bolivian authorities necessary for mining and milling operations, or once Alcira has commenced commercial production.

The transaction was entered into based on normal market conditions at the amount agreed on by the parties. The transaction did not meet the criteria of a business combination since Alcira lacks the necessary inputs, process, and outputs of being a business; therefore it has been accounted for as an acquisition of assets by the Company. The purchase consideration was allocated to the assets acquired based on their fair values at the date of the acquisition net of any associated liabilities. The only material asset acquired was the mineral property interest of the Silver Sand Property.

Page | 13

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

4. CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of:

	June 30, 2019	June 30, 2018
Cash in bank	$27,849,961	$14,604,113

Cash and cash equivalents include Canadian dollar denominated deposits of $22,276,768 (June 30, 2018 – $12,385,604). The remaining funds are held in US dollars, Bolivianos and Chinese Renminbi.

5. BONDS

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2017	$11,404,266
Acquisition	9,895,490
Interest earned	760,195
Loss on fair value change	(1,232,627)
Coupon payment	(726,721)
Disposition	(3,268,298)
Foreign currency translation impact	1,281,721
Balance, June 30, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898

6. OTHER TAX RECEIVABLE

Other tax receivable is composed of value‐added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against future VAT inputs that will be generated through sales.

Page | 14

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

7. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly‐trading or privately‐held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black‐Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follows:

	June 30, 2019	June 30, 2018
Common shares
Public companies	$4,443,963	$5,028,397
Private companies	327,175	329,200
Warrants	339,755
Public companies		401,030
	$5,110,893	$5,758,627

The fair values of the warrants were estimated using the Black Scholes options pricing model with the following assumptions:

	June 30, 2019	June 30, 2018
Risk free interest rate	1.39%	2.06%
Expected volatility	130%	141%
Expected life of warrants in years	2.19	3.19

The continuity of equity investments is summarized as follows:

		Accumulated mark‐to‐
		market gain included in net
	Fair value	income
Balance, July 1, 2017	$6,840,394	$4,194,423
Change in fair value	(1,081,767)	(1,081,767)
Balance, June 30, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	‐
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483

Subsequent to June 30, 2019, certain common shares of public companies were disposed for proceeds of $3,879,976 and gain of $1,579,576.

Page | 15

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

8. PLANT AND EQUIPMENT

					Office
		Land and		Motor	equipment and	Computer
Cost		building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2017		$890,754	$1,178,477	$90,453	$158,360	$126,259	$2,444,303
Additions		‐	133,275	142,638	26,635	‐	302,548
Foreign currency translation impact		‐	5,029	5,736	3,347	13	14,125
Balance, June 30, 2018		$890,754	$1,316,781	$238,827	$188,342	$126,272	$2,760,976
Additions		833,931	68,060	115,041	44,382	‐	1,061,414
Foreign currency translation impact		(9,450)	(3,573)	(2,934)	(3,358)	(15)	(19,330)
Balance, June 30, 2019		$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060

Accumulated depreciation and amortization
Balance as at July 1, 2017		$(890,754)	$(1,120,078)	$(81,043)	$(137,391)	$(124,944)	$(2,354,210)
Depreciation and amortization		‐	(11,657)	(22,300)	(22,191)	(1,268)	(57,416)
Foreign currency translation impact		‐	(529)	(1,047)	(2,177)	(11)	(3,764)
Balance, June 30, 2018		$(890,754)	$(1,132,264)	$(104,390)	$(161,759)	$(126,223)	$(2,415,390)
Depreciation and amortization		‐	(17,400)	(37,728)	(25,465)	‐	(80,593)
Foreign currency translation impact		‐	409	880	2,424	13	3,726
Balance, June 30, 2019		$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)

Carrying amount
Balance, June 30, 2018	$	‐	$184,517	$134,437	$26,583	$49	$345,586
Balance, June 30, 2019		$824,481	$232,013	$209,696	$44,566	$47	$1,310,803

9. MINERAL PROPERTY INTERESTS

(a) Silver Sand Property

On July 20, 2017, the Company acquired the Silver Sand Property. The Silver Sand Property is located in the Potosí Department, Bolivia. The property consists of 17 contiguous concessions totalling 3.15 square kilometres in size.

The Company started the preparation work for the planned exploration program after the acquisition of the Silver Sand Property. In October 2017, the Company successfully received exploration permits required by the relevant Bolivian government authorities and immediately commenced its 2018 drill program on the property. By mid‐December 2018, a total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. In April 2019, the Company commenced the 2019 drill program at the Silver Sand Property. The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling.

For the year ended June 30, 2019, total expenditures of $10,725,924 (year ended June 30, 2018 ‐ $6,553,301) were capitalized under the property for expenditures related to the 2018 and 2019 drill program, site and camp preparation, maintaining a regional office in La Paz, and building a management team and workforce for the property.

As part of the Silver Sand Property’s expansion plan, the Company entered into a mining production contract (the “MPC”) in January 2019 with COMIBOL to explore and mine the area adjoining the Silver Sand Property. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. In addition, in July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Property. For the year ended June 30, 2019, the Company acquired total mineral concessions valued at $2,631,200

Page | 16

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(US$2,000,000) by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 of its common shares (see note 10 (c)). For the cash payments, $657,800 (US$500,000) was advanced during the period. Future payments of $657,800 (US$500,000) were accrued as payable for mineral property acquisition as at June 30, 2019. Subsequent to June 30, 2019, cash payment of $394,680 (US$300,000) was advanced.

(b) Tagish Lake Gold Property

The Tagish Lake Gold Property, covering an area of 254 square kilometres, is located in Yukon Territory, Canada, and consists of 1,510 mining claims with three identified gold and gold‐silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

(c) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver‐lead‐zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for twenty six mining projects including the Company’s RZY project in the region and classified the region as a National Nature Reserve Area.

Subsequent to June 30, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY project to the Qinghai Government for one‐ time cash compensation of $3.8 million (RMB ¥20 million). The process is expected to be completed in Fiscal 2020.

As at June 30, 2019, the carrying amount of the RZY Project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from the compensation less certain estimated costs prior to the closing of the transaction. As a result, the Company recorded an impairment of $779,823 during the year ended June 30, 2019.

Page | 17

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand		Tagish Lake	RZY Project	Total
Balance, July 1, 2017	$466,972	$	‐	$4,318,872	$4,785,844
Capitalized exploration expenditures
Reporting and assessment	12,555		‐	‐	12,555
Drilling and assaying	4,273,826		‐	‐	4,273,826
Project management and support	1,646,948		‐	‐	1,646,948
Camp preparation and service	558,177		‐	‐	558,177
Geological surveys	58,336		‐	‐	58,336
Permitting	3,459		‐	‐	3,459
Acquisition premium	50,526,164		‐	‐	50,526,164
Foreign currency impact	2,828,219		‐	169,236	2,997,455
Balance, June 30, 2018	$60,374,656	$	‐	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112		‐	‐	6,978,112
Project management and support	2,980,841		‐	‐	2,980,841
Camp preparation and service	742,163		‐	‐	742,163
Geological surveys	4,170		‐	‐	4,170
Permitting	7,401		‐	‐	7,401
Acquisition of mineral concessions	2,631,200		‐	‐	2,631,200
Other	13,237		‐	‐	13,237
Impairment	‐		‐	(779,823)	(779,823)
Foreign currency impact	(450,362)		‐	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$	‐	$3,534,664	$76,816,082

10.  TRADE AND OTHER PAYABLES

Trade and other payables consist of:

	June 30, 2019	June 30, 2018
Trade payable	$1,410,832	$1,598,215
Accrued liabilities	210,571	229,135
	$1,621,403	$1,827,350

11. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non‐interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due to a related party	June 30, 2019	June 30, 2018
Silvercorp Metals Inc.	$89,189	$24,417

(a) Silvercorp Metals Inc. (“Silvercorp”) has two common directors and two officers with the Company and shares office space and provides various general and administrative services to the Company. For the year ended June 30, 2019, the Company recorded total expenses of $304,561 (year ended June 30, 2018 ‐ $351,280) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

Page | 18

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended June 30, 2019 and 2018 are as follows:

	Years ended June 30,
	2019	2018
Directors' compensation	$532,445	$580,625
Key management compensation	1,421,211	1,118,442
	$1,953,655	$1,699,067

12. SHARE CAPITAL

(a) Share Capital ‐ authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Class A preferred shares without par value.

(b) Stock Options

The continuity schedule of stock options, as at June 30, 2019, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2017	3,685,000	0.58
Options granted	2,165,000	1.19
Options exercised	(1,515,000)	0.61
Options cancelled	(75,000)	1.15
Options expired	(115,000)	0.62
Balance, June 30, 2018	4,145,000	0.87
Options granted	2,155,000	2.16
Options exercised	(333,333)	0.57
Options cancelled	(11,667)	0.89
Options expired	(50,000)	0.57
Balance, June 30, 2019	5,905,000	1.36

Option pricing models require the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX‐V.

Page | 19

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

The fair value of the options granted were estimated using the Black Scholes options pricing model with the following assumptions:

	Years ended June 30,
	2019	2018
Risk free interest rate	1.76%	1.34%
Expected volatility	64.37%	91.43%
Expected life of options in years	2.75	2.75
Estimated forfeiture rate	14.52%	16.93%

During the year ended June 30, 2019, 1,955,000 options at an exercise price of $2.15 per share and 200,000 options at an exercise price of $2.30 per share were granted to directors, officers and employees. These options have a life of five years and are subject to a vesting schedule over a three‐year term with 1/6 of the options vesting every six months from the date of grant.

For the year ended June 30, 2019, a total of $922,498 (year ended June 30, 2018 ‐ $881,561) was recorded as share‐based compensation expense.

The following table summarizes information about stock options outstanding as at June 30, 2019:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	2019‐06‐30	contractual life (years)	2019‐06‐30	exercise price
$0.55	1,670,000	2.34	1,381,669	$0.55
1.15	1,880,000	3.09	940,000	$1.15
1.57	200,000	3.44	100,000	$1.57
2.15	1,955,000	4.65	‐	‐
2.30	200,000	4.82	‐	‐
0.55 ‐ 2.30	5,905,000	3.46	2,421,669	$0.83

Subsequent to June 30, 2019, a total of 100,000 options with exercise price of $2.30 were cancelled and a total of 185,833 options with exercise prices of $0.55 and $1.15 were exercised.

(c) Private Placements

To facilitate the funding of its acquisition and development of the Silver Sand Property, the Company successfully completed three private placements during the year ended June 30, 2018, raising gross proceeds of $72,334,356 as follows:

On July 17, 2017, the Company closed a private placement to issue a total of 43,521,250 common shares at a price of $1.01 (US$0.80) per share for gross proceeds of $44,099,456.

On July 28, 2017, the Company closed a private placement to issue a total of 1,250,000 common shares at a price of $1.00 (US$0.80) per share for gross proceeds of $1,254,900.

On November 27, 2017, the Company closed its strategic private placement of units with Pan American Silver Corp. for 16,000,000 units and Silvercorp Metals Inc. for 3,000,000 units, at a price of $1.42 per unit for gross proceeds of $26,980,000. Each unit is comprised of one common share of the Company and one half of common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months at an exercise price of $2.10 per common share.

Page | 20

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Total share issuance costs for the above transactions were $1,650,035.

(d) Common Shares issued for mineral property interest

As part of the consideration given to acquire certain mineral concessions located adjacent to the Silver Sand Property (see note 9), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000). During the year ended June 30, 2019, 250,000 common shares valued at $395,313 were issued and recorded under share capital. Future issuance of 582,000 shares valued at $920,287 was recorded under share‐based payment reserve. Subsequent to June 30, 2019, 291,000 common shares valued at $460,143 were issued.

(e) Warrants

On May 22, 2019, warrants of 9,500,000 were exercised by Pan American Silver Corp. (8,000,000 warrants) and Silvercorp Metals Inc. (1,500,000 warrants) for total proceeds of $19,950,000. There were no warrants outstanding as at June 30, 2019.

13. NON‐CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2017	$130,423
Share of net loss	(15,735)
Share of other comprehensive income	$32,734
Balance, June 30, 2018	$147,422
Share of net loss	(151,851)
Share of other comprehensive loss	(33,256)
Balance, June 30, 2019	$(37,685)

As at June 30, 2019 and 2018, the non‐controlling interest in the Company’s subsidiary Qinghai Found was 18%.

14. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Page | 21

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2019 and June 30, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2019
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$	‐	$	‐	$27,849,961
Bonds	10,942,898		‐		‐	10,942,898
Common shares(1)	4,443,963		‐		327,175	4,771,138
Warrants	‐		339,755		‐	339,755

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2018
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$14,604,113	$	‐	$	‐	$14,604,113
Bonds	18,114,026		‐		‐	18,114,026
Common shares(1)	5,028,397		‐		329,200	5,357,597
Warrants	‐		401,030		‐	401,030

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2019 and June 30, 2018, respectively.

There were no transfers into or out of Level 3 during the year ended June 30, 2019.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2019, the Company had a working capital position of $37,089,557 and sufficient cash resources to meet the Company’s short‐term financial liabilities and its planned exploration expenditures on the Silver Sand Property for, but not limited to, the next 12 months.

Page | 22

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2019			June 30, 2018
	Due within a year		2 years	Total	Total
Trade and other payables	$1,621,403	$	‐	$1,621,403	$1,827,350
Due to a related party	89,189		‐	89,189	24,417
Payable for mineral property acquisition	394,680		263,120	657,800	‐
	$2,105,272		$263,120	$2,368,392	$1,851,767

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	June 30, 2019		June 30, 2018
United States dollars	$17,615,304		$21,339,583
Bolivianos	191,204		935,163
Chinese RMB	191,645		211,474
Financial assets in foreign currency	$17,998,153		$22,486,220
United States dollars	$1,330,481	$	‐
Bolivianos	‐		1,493,607
Chinese RMB	4,258		84,939
Financial liabilities in foreign currency	$1,334,739		$1,578,546

As at June 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the U.S. Dollar against the CAD would have increased (decreased) net income by approximately $163,000.

As at June 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $1,900.

As at June 30, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,900.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2019. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

    (e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company is exposed to credit risk primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2019, the Company had a receivables balance of $259,600 (June 30, 2018 ‐ $181,884).

    (f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $510,000.

15. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal investing and operating requirement on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its development and exploration mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. The Board does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s overall strategy with respect to capital risk management remained unchanged during the period. The Company is not subject to any externally imposed capital requirement as at June 30, 2019.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

16. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

		Years ended June 30,
		2019		2018
Canadian statutory tax rate		27.00%		26.50%

Loss before income taxes		$(2,572,755)		$(4,122,185)

Income tax recovery computed at Canadian statutory rates		(694,645)		(1,092,377)
Foreign tax rates different from statutory rate		(476,213)		78,720
Temporary differences changes due to change in tax rates		‐		1,161,292
Permanent items and other		810,670		508,136
Change in unrecognized deferred tax assets		356,402		(658,880)
Adjustments in respect of prior years		309		8,445
Change in future tax rates		‐		(29,569)
Other		3,477		24,233
	$	‐	$	‐

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2019	June 30, 2018
Non‐capital loss carry forward	$14,521,402	$12,750,028
Plant and equipment	3,103,400	3,091,401
Mineral property interests	34,516,152	33,956,772
Investment tax credit	1,624,391	1,624,391
	$53,765,345	$51,422,592

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

As of June 30, 2019, the Company has the following net operating losses, expiring various years to 2039 and available to offset future taxable income in Canada, Bolivia and China, respectively:

	Canada	Bolivia	China
2023	‐	‐	371,705
2024	‐	‐	184,386
2025	‐	‐	47,437
2027	‐	‐	59,496
2028	‐	‐	107,403
2030	1,108,972	‐	‐
2031	1,644,970	‐	‐
2032	1,321,934	‐	‐
2033	1,173,305	‐	‐
2034	1,337,753	‐	‐
2035	1,339,406	‐	‐
2036	3,369,436	‐	‐
2037	123,118	58,694	‐
2038	1,520,985	29,539	‐
2039	722,863	‐	‐
	$13,662,742	$88,233	$770,427

As at June 30, 2019, the Company had tax credits of $1.6 million (June 30, 2018 ‐$1.6 million) that have not been recognized, expiring between 2028 and 2035.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

17. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the mining segments focused on safeguarding the value of its exploration and development mineral properties. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker.

(a) Segment information for assets and liabilities are as follows:

	June 30, 2019
	Corporate	Mining

	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$27,372,635	$384,332	$29,886	$63,108	$27,849,961
Bonds	10,942,898	‐	‐	‐	10,942,898
Equity investments	5,110,893	‐	‐	‐	5,110,893
Plant and equipment	32,714	1,255,631	‐	22,458	1,310,803
Mineral property interests	‐	73,281,417	‐	3,534,665	76,816,082
Other assets	66,138	1,999,715	15,199	136,706	2,217,758
Total Assets	$43,525,278	$76,921,095	$45,085	$3,756,937	$124,248,395

Total Liabilities	$(921,806)	$(1,330,481)	$(111,847)	$(4,258)	$(2,368,392)

		June 30, 2018
	Corporate	Mining

	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$14,045,679	$340,179	$17,774	$200,481	$14,604,113
Bonds	18,114,026	‐	‐	‐	18,114,026
Equity investments	5,758,627	‐	‐	‐	5,758,627
Plant and equipment	44,713	280,818	‐	20,055	345,586
Mineral property interests	‐	60,374,657	‐	4,488,107	64,862,764
Other assets	20,708	809,602	15,125	151,649	997,084
Total Assets	$37,983,753	$61,805,256	$32,899	$4,860,292	$104,682,200

Total Liabilities	$(161,174)	$(1,493,607)	$(112,047)	$(84,939)	$(1,851,767)

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

			Year ended June 30, 2019
	Corporate		Mining
								Total
	Canada and BVI		Bolivia		Canada		China
Loss on equity investments	$(77,173)	$	‐	$	‐	$	‐	$(77,173)
Fair value change and interest earned on bonds	1,514,769		‐		‐		‐	1,514,769
Dividend income	53,902		‐		‐		‐	53,902
Interest income	40,653		‐		‐		240	40,893
	1,532,151		‐		‐		240	1,532,391

Salaries and benefits	862,613		‐		‐		68,349	930,962
Share‐based compensation	922,498		‐		‐		‐	922,498
Other operating expenses (income)	1,235,860		35,372		143,549		(534)	1,414,247
Loss before other income and expenses	(1,488,820)		(35,372)		(143,549)		(67,575)	(1,735,316)

Impairment of mineral property interests	‐		‐		‐		(779,823)	(779,823)
Foreign exchange gain (loss)	(68,271)		‐		‐		3,780	(64,491)
Other income (expense)	60,000		5,494		(58,619)		‐	6,875
Net loss	$(1,497,091)		$(29,878)		$(202,168)		$(843,618)	$(2,572,755)

Attributed to:
Equity holders of the Company	$(1,497,091)		$(29,878)		$(202,168)		$(691,767)	$(2,420,904)
Non‐controlling interests	‐		‐		‐		(151,851)	(151,851)
Net loss	$(1,497,091)		$(29,878)		$(202,168)		$(843,618)	$(2,572,755)

			Year ended June 30, 2018
	Corporate		Mining
								Total
	Canada		Bolivia		Canada		China
Loss on equity investments	$(1,081,767)	$	‐	$	‐	$	‐	$(1,081,767)
Fair value change and interest earned on bonds	(472,432)		‐		‐		‐	(472,432)
Dividend income	197		‐		‐		‐	197
Interest income	14,012		‐		‐		231	14,243
	(1,539,990)		‐		‐		231	(1,539,759)
Salaries and benefits	862,395		‐		‐		44,635	907,030
Share‐based compensation	881,561		‐		‐		‐	881,561
Other operating expenses	1,138,335		31,621		112,923		32,242	1,315,121
Loss before other income and expenses	(4,422,281)		(31,621)		(112,923)		(76,646)	(4,643,471)
Foreign exchange gain (loss)	482,102		(367)		‐		(10,769)	470,966
Other income (expense)	106,120		‐		(55,800)		‐	50,320
Net loss	$(3,834,059)		$(31,988)		$(168,723)		$(87,415)	$(4,122,185)
Attributed to:
Equity holders of the Company	$(3,834,059)		$(31,988)		$(168,723)		$(71,680)	$(4,106,450)
Non‐controlling interests	‐		‐		‐		(15,735)	(15,735)
Net loss	$(3,834,059)		$(31,988)		$(168,723)		$(87,415)	$(4,122,185)

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

18. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non‐cash operating working capital:	Years ended June 30,
	2019	2018
Receivables	$(85,020)	$(27,137)
Deposits and prepayments	(70,551)	(49,545)
Accounts payable and accrued liabilities	(196,353)	1,416,948
Due to related parties	64,772	(26,511)
	$(287,152)	$1,313,755

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